Contact

www.linkedin.com/in/arezou (LinkedIn)
www.aza.consulting (Company)

Top Skills

Product Development
Organizational Design
Mentoring

Languages

English (Native or Bilingual)
Persian (Native or Bilingual)

Certifications

Statement of Accomplishment

Honors-Awards

Certified Corporate Board Member
Colorado Top 25 Most Powerful Women in Business

Patents

Method and apparatus for pen temperature control in a thermal printer

Arezou Zarafshan

Founder and CEO of Call Emmy, AWS Accelerator ('22), Catalyst Alum ('22) | Top 25 Most Powerful Women in Business in Colorado ('21)
Denver Metropolitan Area

Summary

Accomplished senior executive with more than 20 years of success in the Consumer Products and Technology industry. A visionary and results-oriented leader, Arezou is known for delivering record revenue growth, business transformation, and scale in record time. She considers herself a data-junkie and is an expert in data-driven marketing with demonstrated correlation to business results. Arezou possesses broad experience in both publicly traded corporations and private enterprises, ranging from investor-backed early-stage startups to PE-backed and Fortune 500. She is a passionate advocate and supporter of startups and is very active in the local and national startup ecosystems.

Contact: arezou@aza.consulting

KEY SKILLS
Rapid Scale # Revenue Generation # Sales Enablement # Customer Insights # Integrated Marketing # Product Management # Marketing Analytics # Customer Experience & Analytics # Change Leadership # Strategic Marketing # Go-to-Market # Product Positioning # Business Insights and Analytics # Segmentation

IMPORTANT INFORMATION: PLEASE READ

If you want to connect with me on LinkedIn, please please please take 5 minutes and learn about me before emailing me about your product or service. No, I don't ship any products to and from China to need logistics services. No, I don't need your services to learn how to make my dream a reality. I also don't need your services to learn how easy it is for anyone to hack into my website. Also, if you want to connect, please don't use LinkedIn's generic templates: "We have mutual connections so let's connect." or "Your consumer product background caught my eye, so let's connect." I would rather have

you say: "I want to connect but I am not sure quite why." I am much more likely to take you seriously and answer your email when you are honest and real. Also, regrettably, I will not accept any LinkedIn invitations from any financial advisors, wealth managers, or similar *unless* I have met you in person and have invited you to connect with me. Thank you for respecting my time and yours.

———

Experience

Anderson College of Business and Computing – Regis University
Member of the Board of Advisors
January 2023 - Present (5 months)

Call Emmy
Founder and CEO
January 2020 - Present (3 years 5 months)

Call Emmy is a mobile technology marketplace platform that matches busy parents with local household service providers. All services are on-demand and the service providers are vetted, interviewed and background checked. Currently serving the market in Colorado. Check us out in the App Store and Google Play.

AREZOU ZARAFSHAN & ASSOCIATES, LLC
Founder and CEO
October 2014 - Present (8 years 8 months)
Greater Denver Area

Executive consultant and advisor to early-stage to late-stage private, for-profit, startup organizations, driving growth and strategy at the enterprise level. Clients include PopSockets (Pre-IPO Consumer Accessories), SheFactor (B2C Lifestyle), Workability (B2C Coworking), Ohos (B2B SaaS). Areas of focus: Customer Experience Strategy and Execution, Scaling Strategy, Customer Acquisition, Business Model Strategy, Voice of the Customer (VOC), Process Improvement and Execution.

SecondActWomen
Member Of The Board Of Advisors
January 2021 - Present (2 years 5 months)

Knack Technologies, Inc.
Investor
January 2019 - Present (4 years 5 months)

SheFactor
Advisor
January 2019 - Present (4 years 5 months)

#PresentPower, #FutureFierce

www.theSheFactor.com

https://www.facebook.com/myshefactor/videos/505680196843706/

Bold Betties
Cofounder and Chief Marketing Officer
2016 - 2018 (2 years)
Greater Denver Area

Bold Betties is an early-stage investor-backed startup with the mission of eliminating the intimidation factor to adventure and outdoors for all women.

Drove significant (triple-digit) growth in revenue, community size, brand strength, web traffic, conversion and community engagement across digital, social and physical ecosystems. Established relationships with prominent brands focused on serving women in pursuit of sponsorship possibilities, including Lands' End, Weight Watchers, Briggs Healthcare and Kühl. Revitalized Bold Betties' digital presence including the website, social footprint and SEO. Brought in investors who funded the seed investment round at its entirety.

OtterBox
Vice President of Product Management, Innovation and Business Insights
2015 - 2016 (1 year)
Fort Collins, Colorado Area

Led the function of Product Management, Portfolio Management and Innovation Management. Drove transformation within the Innovation function of Otter Products such that the team delivered market transforming innovative concepts within 90-days (BHAG). Led strategic portfolio decisions including target segments, TTM, optimum CAPEX, development model and portfolio vitality.

Led the integration of the disciplines of Customer Insights and Business Intelligence into the fabric of the company, including Corporate Strategic Planning, Business Operations and New Product Development. Established a global analytics engine for Customer Insights and Business Intelligence, including Primary Research, Syndicated Research, Business Analytics, Competitive Intelligence, Brand Research, Customer and Shopper segmentation.

Leading the Competitive Intelligence cross-functional team, resulting in strategic and tactical directions to manage competitive threats.

Crocs, Inc
Vice President of Total Consumer Experience
2011 - 2014 (3 years)

Brought on board to instill Consumer Centricity at Crocs, a global manufacturer of footwear and apparel. Established and deployed globally consistent VOC (Voice of the Consumer), VOA (Voice of the Ambassador), Product Policies and CEM (Customer Experience Management) programs and processes.

• Quantified the Economics of Consumer Satisfaction and derived the correlation of Consumer Analytics to business metrics.

• Successfully influenced regional leaders to adopt and manage Customer Satisfaction as a key business metric.

• Led the global increase in Crocs' Customer Satisfaction Score, placing Crocs on par with or above most Specialty Retail/E-tail/Consumer Care leaders in Customer Satisfaction.

• Established and deployed a robust VOC program across 4 global regions, 3 commercial channels and 15 countries.

• Created and deployed Customer Connection Index to measure and improve cultural integration of consumer centricity across Crocs.

• Deployed a consumer-centric Global Return and Exchange policy with no incremental costs to the company, increasing Customer Satisfaction in Customer Care by 50%.

• Led a global team to transform the Retail Experience from "positive" to "iconic and memorable."

ACCO Brands
Vice President of Global Product Development
2007 - 2010 (3 years)

For ACCO, one of the world's largest distributors of branded office products, led consolidation of fragmented, geographically-dispersed engineering operations into a new Global New Product Development organization (with

new process, product development plan, and sound structure). Directed global new product design and development activities for all document finishing, workspace tools and visual communication categories, overseeing teams in the U.S., U.K., China and Hong Kong. Planned and administered $11 million-plus annual budget. • Established a world-class R&D organization comprising top talent brought in from other industries in engineering and management; delivered 5 new products to market in 12 months.
• Defined and rolled out Product Lifecycle Process with clearly defined roles and responsibilities within 60 days of position start date; worked jointly with Legal to outline and roll out IP management policy.
• Directed definition and deployment of consistent, comprehensive Visual Brand Language across the Binding and Lamination consumer product categories.
• Delivered over 20 new products in 12 months, with some at 30% of bench-marked development time and winning industry awards such as OPI's "Product Innovation of the Year."
• Consolidated multiple international product development processes into One Global PLC Process deployed across all functions company-wide.
• Delivered savings through value engineering activities, headcount savings through process enabled efficiencies, and an annual savings by establishing formal Engineering Design Center in Asia.
• Tripled the value of the IP portfolio by establishing the IP Management Process and Council.

Education

Northwestern University - Kellogg School of Management
The Customer Focused Organization: Leadership, Strategy, and Implementation

Oregon Graduate Institute of Science & Technology
M.S, Electrical Engineering

Washington State University
B.S, Electrical Engineering